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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

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                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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                       Indicate by check mark whether the
                          registrant files or will file
                         annual reports under cover Form
                               20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---           ----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K



ITEM 5.  OTHER INFORMATION

         On June 27, 2002, the company issued a press release in connection with the delisting of its ADSs from Nasdaq as a result of the company's commencement of a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.  EXHIBITS

         The following exhibit is filed herewith:

         Exhibit
         Number                     Description
         -------                    -----------
         99.1                       Press release, dated June 27, 2002, in
                                    connection with the delisting of the
                                    company's ADSs from Nasdaq as a result of the company's commencement of a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United
                                    States.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 1, 2002.

                                      Versatel Telecom International N.V.



                                      By:      /s/ JAN VAN BERNE
                                          --------------------------------------
                                               Jan van Berne
                                               Chief Development Officer and
                                               General Counsel




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                                  EXHIBIT INDEX


Exhibit
Number                     Description
-------                    -----------

99.1 Press release, dated June 27, 2002, in connection with the delisting of the company's ADSs from Nasdaq as a result of the company's commencement of a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States.




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